

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 17, 2009

Mr. Richard A. Santa
Senior Vice President and Chief Financial Officer,
Dynamic Materials Corporation
5405 Spine Road
Boulder, CO 80301

Re: **Dynamic Materials Corporations**
Form 10-K for the year ended December 31, 2008
Definitive Proxy Statement, filed April 24, 2009
Form 10-Q for the quarter ended March 31, 2009
Form 10-Q for the quarter ended June 30, 2009
File No. 1-14775

Dear Mr. Santa:

We have reviewed your response to our letter dated August 25, 2009 and have the following comment. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 10.1 – Credit Agreement Dated November 16, 2007

We note your response to comment 4 in our letter dated August 25, 2009 and we have reviewed the credit agreement filed as Exhibit 10.2 to Form 8-K/A, which was filed on September 11, 2009. Please note that Item 601(b)(2) of Regulation S-K does not apply to exhibits filed under Item 601(b)(10) of Regulation S-K and that Item 601(b)(10) does not contain a materiality threshold. Please file the omitted schedules and exhibits in your next Exchange Act filing.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jessica Kane, Attorney, at (202) 551-3235, Andy Schoeffler, Attorney, at (202) 551-3748 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief